# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fractyl Health, Inc., CIK 0001572616
CUSIP: 35168W103
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3 Van de Graaff Drive, Suite 200, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001552273

## Reporting persons
- Mithril LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,160,301; sole dispositive power 0; shared dispositive power 5,160,301; aggregate amount beneficially owned 5,160,301 (3.8% of the class)
  Comment: All such shares are held of record by Mithril I (as defined in Item 2(a) of the Original Schedule 13G (as defined below)). Mithril GP (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the authorized person of Mithril GP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP. The investment committee makes all investment decisions with respect to shares held by Mithril I and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 137,044,440 shares of the Issuer's common stock ("Common Stock") outstanding as of October 31, 2025 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2025, filed with the United States Securities and Exchange Commission (the "Commission") on November 12, 2025 (the "Form 10-Q").
- Mithril GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,160,301; sole dispositive power 0; shared dispositive power 5,160,301; aggregate amount beneficially owned 5,160,301 (3.8% of the class)
  Comment: All such shares are held of record by Mithril I. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the authorized person of Mithril GP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP. The investment committee makes all investment decisions with respect to shares held by Mithril I and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is on 137,044,440 shares of Common Stock outstanding as of October 31, 2025, as set forth in the Form 10-Q.
- Mithril II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,251,900; sole dispositive power 0; shared dispositive power 1,251,900; aggregate amount beneficially owned 1,251,900 (0.9% of the class)
  Comment: All such shares are held of record by Mithril II (as defined in Item 2(a) of the Original Schedule 13G). Mithril II UGP (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of Mithril II GP (as defined in Item 2(a) of the Original Schedule 13G), which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment, and dispositive power with respect to the shares held by Mithril II. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to such shares.
  
  The percentage in Row 11 is on 137,044,440 shares of Common Stock outstanding as of October 31, 2025, as set forth in the Form 10-Q.
- Mithril II GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,251,900; sole dispositive power 0; shared dispositive power 1,251,900; aggregate amount beneficially owned 1,251,900 (0.9% of the class)
  Comment: All such shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment, and dispositive power with respect to the shares held by Mithril II. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to such shares.
  
  The percentage in Row 11 is on 137,044,440 shares of Common Stock outstanding as of October 31, 2025, as set forth in the Form 10-Q.
- Mithril II UGP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,251,900; sole dispositive power 0; shared dispositive power 1,251,900; aggregate amount beneficially owned 1,251,900 (0.9% of the class)
  Comment: All such shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment, and dispositive power with respect to the shares held by Mithril II. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to such shares.
  
  The percentage in Row 11 is on 137,044,440 shares of Common Stock outstanding as of October 31, 2025, as set forth in the Form 10-Q.
- Ajay Royan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 47,901; shared voting power 6,412,201; sole dispositive power 47,901; shared dispositive power 6,412,201; aggregate amount beneficially owned 6,460,102 (4.7% of the class)
  Comment: The shares reported in Rows 5 and 7 consist of (i) 30,000 shares subject to stock options granted to Ajay Royan in his capacity as a director of the Issuer that are exercisable as of the date of filing this Amendment (as defined below) or within 60 days thereafter and (ii) 17,901 shares of Common Stock that Ajay Royan holds directly.
  
  The shares reported in Rows 6 and 8 consist of (i) 5,160,301 shares held by Mithril I and (ii) 1,251,900 shares held by Mithril II. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril I. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril II. Ajay Royan is the authorized person of Mithril I GP and is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP and the members of the investment committee established by Mithril II GP. Each of the investment committees makes all investment decisions with respect to the shares held by each of Mithril I and Mithril II, respectively, and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Mithril I and Mithril II.
  
  The percentage in Row 11 is on 137,044,440 shares of Common Stock outstanding as of October 31, 2025, as set forth in the Form 10-Q.
- Peter Thiel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,412,201; sole dispositive power 0; shared dispositive power 6,412,201; aggregate amount beneficially owned 6,412,201 (4.7% of the class)
  Comment: The shares reported in Rows 6 and 8 consist of (i) 5,160,301 shares held by Mithril I and (ii) 1,251,900 shares held by Mithril II. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril I. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril II. Ajay Royan is the authorized person of Mithril I GP and is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP and the members of the investment committee established by Mithril II GP. Each of the investment committees makes all investment decisions with respect to the shares held by each of Mithril I and Mithril II, respectively, and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Mithril I and Mithril II.
  
  The percentage in Row 11 is on 137,044,440 shares of Common Stock outstanding as of October 31, 2025, as set forth in the Form 10-Q.

## Item 1. Issuer
Name of issuer: Fractyl Health, Inc.
Address of issuer's principal executive offices: 3 Van de Graaff Drive, Suite 200, Burlington, MA 01803

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 (this "Amendment") is being filed to amend and restate the Schedule 13G originally filed by the Reporting Persons with the Commission on November 13, 2024 (the "Original Schedule 13G). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment, have the meanings ascribed to them in the Original Schedule 13G. The Reporting Persons conducted a transaction since the Original Schedule 13G that in the aggregate did not result in a material change of beneficial ownership. This Amendment is being filed to report the decrease of the aggregate percentage of Common Stock owned by the Reporting Persons since the Original Schedule 13G. The material decrease of the aggregate percentage of Common Stock owned by the Reporting Persons resulted from the Issuer's sales of additional shares of its Common Stock.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.*
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person and the corresponding comments.*

*Except to the extent of their pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mithril LP: /s/ Ajay Royan, Ajay Royan, Authorized Person of Mithril GP LP, the general partner of Mithril LP (02/12/2026)
- Mithril GP LP: /s/ Ajay Royan, Ajay Royan, Authorized Person (02/12/2026)
- Mithril II LP: /s/ Ajay Royan, Ajay Royan, Managing Member of Mithril II UGP LLC, the general partner of Mithril II GP LP, the general partner of Mithril II LP (02/12/2026)
- Mithril II GP LP: /s/ Ajay Royan, Ajay Royan, Managing Member of Mithril II UGP LLC, the general partner of Mithril GP LP (02/12/2026)
- Mithril II UGP LLC: /s/ Ajay Royan, Ajay Royan, Managing Member (02/12/2026)
- Ajay Royan: /s/ Ajay Royan, Ajay Royan (02/12/2026)
- Peter Thiel: /s/ Peter Thiel, Peter Thiel (02/12/2026)